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MAR 01 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Drive
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William J. Cavagnaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CHARITO M STACEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ST6209675
Qualified in Queens County
My Commission Expires 08-03-2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Jones Lang LaSalle Securities, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2018, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 28, 2019

Jones Lang LaSalle Securities, L.L.C.
Statement of Financial Condition
December 31, 2018

Assets		
Cash		7,834,082
Due from related party		906,908
Prepaid expenses		48,577
Total assets	$	8,789,567
Liabilities and Member's Equity		
Accounts payable and other accrued liabilities		74,739
Due to parent company		57,026
Total liabilities		131,765
Member's equity		8,657,802
Total liabilities and member's equity	$	8,789,567

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Operations
For the Year Ended December 31, 2018

Revenue	
Advisory income	3,946,086
Transaction income	906,908
Reimbursable income	16,775
Total revenue	4,869,769
Expenses	
Salary/commission	1,377,948
Other professional expense	282,792
Business license/fees expense	67,598
Audit expense	48,237
Reimbursable expenses	16,775
All other expenses	47,495
Total expenses	1,840,845
Net Income	$ 3,028,924

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Member's Equity
For the Year Ended December 31, 2018

	Member units	Member's equity
Balances at January 1, 2018	125	$ 6,628,878
Net income	-	3,028,924
Distribution paid to parent		(1,000,000)
Balances at December 31, 2018	125	$ 8,657,802

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	3,028,924
Reconciliation of net income to net cash used in operating activities:		
Decrease in accounts receivable		175,000
Increase in due from related party		(906,908)
Increase in prepaid expenses		(6,840)
Decrease in commission payable		(1,082,605)
Decrease in deferred income		(12,500)
Increase in accounts payable and other accrued liabilities		29,237
Cash provided by operating activities		1,224,308
Cash flows from financing activity:		
Distribution paid to parent		(1,000,000)
Increase in due to parent company		5,030
Cash used by financing activity		(994,970)
Net increase in cash		229,338
Cash, January 1, 2018	$	7,604,744
Cash, December 31, 2018	$	7,834,082

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009.

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), the Municipal Securities Rulemaking Board (the MSRB) and various states. The Company's FINRA Membership was approved on June 25, 2002. The company primarily engages as a broker dealer entity that distributes private real estate funds sponsored and/or advised by third parties and participates in investment banking, municipal advisory and limited municipal underwriting activities. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made one equity distribution in 2018 in the amount of $1,000,000.

(c) Fees

The Company recognizes revenues as the related advisory and professional investment banking services are provided unless future contingencies exist. If future contingencies exist, the Company defers recognition of this revenue until the contingencies have been satisfied. The Company also earns transaction-based revenues through the sale of private placement securities and recognized upon the transaction closing. The Company pays commissions to its representatives for generating both fee and transaction-based revenue. The Company records commission expense concurrent with revenue recognition as services are provided.

(d) ***Reimbursable Income***

Reimbursable income is comprised of expenses incurred on behalf of and reimbursed by the client, as further described below.

(e) ***Recent Accounting Pronouncements - Revenue Recognition***

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. The FASB has issued several amendments to the standard, including principal versus agent guidance and identifying performance obligations.

The Company adopted ASU 2014-09 effective January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of that date. No cumulative effect adjustment to retained earnings was recorded as a result of the adoption of ASU 2014-09. The adoption of ASU 2014-09 did not impact the Company's statement of operations for the year ended December 31, 2018. See note 2, Revenue Recognition, for revenue recognition disclosures required by ASU 2014-09.

(3) Revenue Recognition

Revenue earned during the year ended December 31, 2018 under agreements with clients includes the following.

		Year Ended December 31, 2018
Advisory income		
Investment banking & structured finance	$	3,748,086
Municipal advisory		198,000
Total advisory income		3,946,086
Transaction income		906,908
Reimbursable income		16,775
Total revenue:	**$**	**4,869,769**

The Company performs investment banking services involving structured finance solutions for real estate related institutional private placements. Services include advisory relationships, structuring private placements of securities, and placement of securities resulting from the engagement. Compensation for each relationship is negotiated independently, based on the nature of the engagement and may be a fixed one-time or ongoing fee. The Company may also recognize income from securities transactions executed on a principal basis for private placement securities structured as part of the engagement. The Company recognized revenue of $3,748,086 from four investment banking client engagements in 2018.

The Company performed municipal advisory services for three non-profit organizations during 2018. Municipal advisory services include both advice regarding the issuance of municipal securities and/or advice on the use of proceeds from such offerings. Municipal advisory fees are negotiated prior to performing advisory services and are for a specific dollar amount, not dependent on transaction proceeds. The fees are paid upon completion of the offering of securities resulting from the advice or investment of proceeds from such offerings. All Company revenue for 2018 resulted from advice on offerings. The Company recognized revenue of $198,000 from municipal advisory services in 2018.

The Company serves as a placement agent of real estate private placement offerings and receives commission based on the amount of assets invested in the offering. The Private Placement offerings are pooled investment vehicles with multiple shareholders. The primary focus of placement activity is on institutional investors. The Company accrues for revenue and commissions when the services have been completed, and pays out the commissions upon receipt of payment. Payments are made upon initial funding by investors with additional commissions received at a later date if investors remain in the program for a pre-determined length of time. For 2018, all commission revenue from the private placements resulted from initial investment in the offerings by two investors. The Company recognized revenue of $906,908 from placement services in 2018.

The Company incurs certain costs in connection with its performance obligation to provide investment banking, placement agent and municipal advisory services for which it receives reimbursement from clients. Such costs are included in selling, general, and administrative expenses in the Company's consolidated statements of income. If the Company controls the services before they are transferred to the funds, it is acting in the capacity of a principal and reimbursement for these costs is presented on a gross basis in other revenue in the Company's consolidated statements of income. The Company recognized revenue of $16,775 from reimbursable income in 2018.

(4) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. In 2015, the Company and the Parent Company executed an agreement which explicitly excludes taxes from the

expense sharing arrangement signed by both parties. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2018.

The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements.

The Company has disclosed a pro forma tax expense as though the Company filed a separate tax return for purposes of its Parent Company reporting. For the year ended December 31, 2018, the income tax expense of $893,533 was computed by applying an estimated tax rate of 29.5%.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of the greater of minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2018, the Company had net capital and net capital requirements of $7,702,317 and $150,000, respectively. On December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was approximately 0.017 to 1.00.

(6) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

(7) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure provided by the Parent Company and were approximately $2,915,435 during 2018. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations. The parent company paid a total of $391,457 of invoices and travel expenses on behalf of the

Company for the year ended December 31, 2018. As of December 31, 2018, the Company recorded a due to Parent of $57,026. The Company reimburses the Parent Company for commissions paid to employees on its behalf. During 2018, total commissions paid by and reimbursed to the Parent Company were $1,377,948.

The Company recognized $906,908 related to transaction fees from JLL EMEA, an affiliated entity. The balance was outstanding at December 31, 2018 and is reflected as due from related party on the statement of financial condition.

(8) Subsequent Events

Subsequent to December 31, 2018 and through February 28, 2019, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Jones Lang LaSalle Securities, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Total members equity	$	8,657,802
Deductions/charges :		
Non-allowable assets :		
Due from related party		(906,908)
Prepaid expenses		(48,577)
Total Non-allowable assets		(955,485)
Net capital before haircuts on securities positions		7,702,317
Haircuts on securities		-
Net capital		7,702,317
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and other accrued liabilities		74,739
Due to Parent Company		57,026
Total aggregate indebtedness		131,765
Ratio : Aggregate indebtedness to net capital		.017 to 1
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness or $150,000)		150,000
Net capital in excess of minimum requirement	$	7,552,317

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2018 filed on January 22, 2019 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Form X-17A-5.

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2018.

See accompanying report of independent registered public accounting firm

Jones Lang LaSalle Securities, L.L.C.

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2018.

See accompanying Report of Independent Registered Public Accounting Firm

Jones Lang LaSalle Securities, L.L.C.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2018.

See accompanying Report of Independent Registered Public Accounting Firm

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Jones Lang LaSalle Securities, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by Jones Lang LaSalle Securities, L.L.C. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers , and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12-31-2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JONES LANG LASALLE SECURITIES, LLC
200 EAST RANDOLPH DRIVE
48TH FLOOR
CHICAGO, IL 60601
CRD 120738

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A.	General Assessment (item 2e from page 2)	$7,279
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/18 Date Paid	(5,481)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,798
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,798

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $1,798

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jones Lang LaSalle Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 5th day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2018
and ending 12-31-2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,869,769
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense reimbursement (Deductions in excess of $100,000 require documentation)	16,775
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	16,775
2d. SIPC Net Operating Revenues	$4,852,994
2e. General Assessment @ .0015	$7,279
	(to page 1, line 2.A.)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions (the Exemption Report), in which (1) Jones Lang LaSalle Securities, L.L.C. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 28, 2019

JONES LANG
LASALLE

Jones Lang LaSalle Securities, LLC
200 East Randolph Street – 48th Floor
Chicago, Illinois 60601
tel +1 312 228 3650

Assertions Regarding Exemption Provisions

We, as members of management of Jones Lang LaSalle Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Jones Lang LaSalle Securities, LLC

By:

(Name and Title)
William J. Cosagnavo . President

2.27.19
(Date)